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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

    The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

    On December 21, 2001, outside legal counsel for Synopsys and IKOS agreed to a schedule for preparation of amendments to the Registration Statement.

Item 8. Additional Information.

    The subsection of this Item entitled Litigation Concerning the Offer is hereby amended to add, above the final paragraph of the subsection, the following:

    On December 14, 2001, Scott Petler, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Santa Clara County, California Superior Court, Case No. CV 803814, against IKOS, the IKOS Board, Synopsys and Aart de Geus, Chairman and CEO of Synopsys. This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and in its response to Mentor's Offer. The lawsuit further alleges that Synopsys and de Geus aided and abetted the alleged breach of fiduciary duties. The lawsuit seeks injunctive relief and an order rescinding the Merger Agreement.

Item 9. Exhibits

    Amended to add the following:

    (a)(5)(N) Complaint filed by Scott Petler in the Santa Clara County, California Superior Court against IKOS, its Board of Directors, Synposys and Aart de Geus, No. CV 803814, on December 14, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated December 26, 2001

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  Item 4. The Solicitation or Recommendation
  Item 8. Additional Information.
  Item 9. Exhibits
SIGNATURE